EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL]
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                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
            CALGARY, ALBERTA - AUGUST 6, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of Cdn $0.15 (fifteen cents) per share. The dividend will be payable October 1, 2003, to shareholders of record at the close of business on September 12, 2003.





For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8



                                                                JOHN G. LANGILLE
TELEPHONE:   (403) 514-7777                                            President
FACSIMILE:   (403) 517-7370
EMAIL:       investor.relations@cnrl.com                           STEVE W. LAUT
WEBSITE:     www.cnrl.com                                Chief Operating Officer

                                                                 COREY B. BIEBER
TRADING SYMBOL - CNQ                                                    Director
Toronto Stock Exchange                                        Investor Relations
New York Stock Exchange


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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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